SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 8, 2003

Claude Resources Inc. (Translation of registrant’s name into English)

200, 224-4th Ave S. Saskatoon, SK, S7K 5M5 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form20-F or Form40-F: Form20-F |X| Form40-F |_|

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes |_| No |X|

If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Claude Resources Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	July 8, 2003 Claude Resources Inc.

By: /s/ Val Michasiw Val Michasiw Secretary/Treasurer

July 8, 2003

CLAUDE RESOURCES ANNOUNCES APPOINTMENT OF NEW DIRECTOR

William R. MacNeill, Chairman of Claude Resources Inc., is pleased to announce the appointment of Mr. Robert W. Termuende, P.Geol. as a new director of Claude.

In 1956 Mr. Termuende graduated from the University of British Columbia with a B.A. degree in the Geological Sciences. For the past 30 years he has been an officer and director of successful Canadian natural resource companies including Rio Alto Exploration, Kenton Natural Resources (renamed Pacalta Resources) and Delaware Resources.

Mr. Termuende is a life member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta and has experience in exploration, corporate management and finance.

For further information, please contact: William R. MacNeill Chairman of the Board (306) 668-7505